

March 1, 2013

Via E-mail
Bruce Van Saun
Group Finance Director
National Westminster Bank Plc
135 Bishopsgate
London, United Kingdom EC2M 3UR

> **Re:** **National Westminster Bank Plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **Response dated February 1, 2013**
> **File No. 001-09266**

Dear Mr. Van Saun:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1. In your response to prior comment 1 from our letter dated December 31, 2012, you indicate that you complied with the requirements of General Instruction I to Form 10-K, including that all of your equity securities are owned, directly or indirectly, by a single person that is a reporting company under the Exchange Act. Please provide us with your analysis as to whether your Series C preference shares are equity securities for purposes of General Instruction I.

Financial Review, page 5

Risk Management – Credit risk, page 33

Global Restructuring Group, page 36

2. We note your response and proposed disclosure to prior comment 3 from our letter dated December 31, 2012. You indicate that these concessions are monitored internally and provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality. Please tell us and revise your proposed future filings disclosure to more clearly discuss how you consider the fact that a covenant concession was made when determining the extent of any impairment provision for these loans.

Asset Quality, page 60

3. We note your tabular breakdown of asset quality bands. Please revise your disclosure in future filings to more clearly discuss how various credit characteristics, such as current loan-to-value ratios and FICO scores, are considered when classifying loans into the respective asset quality bands.

Additional Information, page 199

Analysis of loans to customers by geographical area and type of customer, page 200

4. We note your response and proposed disclosure to prior comment 11 from our letter dated December 31, 2012. Please further revise your proposed disclosure to address the following:
    *   The amount of provision related specifically to interest-only loans as of each period end.
    *   Provide a tabular disclosure of interest-only loans segregated by year of maturity and type of interest-only structure (e.g. balloon payment, delayed fully amortizing, etc.).
    *   Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan.
    *   Quantify the historical percentage of interest-only loans that reached maturity and of those, the percentage that were able to pay off the principal balance versus the percentage that subsequently defaulted upon maturity.
    *   For loans which you originated as interest-only loans, tell us whether you have provided any additional extensions to the interest-only period for these loans and if so, disclose the reason(s) for doing so. Also, identify whether you consider these loans to be in forbearance upon the subsequent extension.
    *   Discuss the extent to which you evaluate loan-to-value ratios (LTVs) and the ultimate collection of all principal and interest before making these extensions.

- For the loans which are converted to interest-only under your forbearance program, revise your proposed disclosure to clarify how long the interest-only period for these loans is typically extended. To the extent it is for one year or more, revise to discuss how this impacts your 30-day and 90-day arrears statistics. Given that the borrower is only required to make the interest payment under the forbearance program, address the extent to which this type of modification positively impacts your delinquency trends and whether such trends are reflective of the likelihood of ultimate collection.
- To the extent any interest-only loans convert to amortizing, discuss the impact to historical and expected credit quality trends and delinquency statistics upon converting to an amortizing loan. Further, disclose credit quality information separately for interest-only loans compared to other types of loans, including past due amounts, impaired amounts, and LTVs, in addition to separately disclosing interest-only loans in forbearance (which you already proposed to disclose as per your recent response letter).

Risk elements in lending, page 204

5. We note your response and proposed disclosure to prior comment 14 from our letter dated December 31, 2012. In determining your loan loss provision on the retail loan portfolio, we note that you consider certain characteristics such as LTVs, arrears status, and default vintage when assessing the recoverable amount and calculating the related provisions for these loans. We also note your statement that forbearance retail loans do not form a separate risk pool. Please tell us and further revise your disclosure to address how you consider characteristics such as whether the loan has been renegotiated, placed on forbearance, or subject to a covenant waiver when calculating the impairment provision for your retail loan portfolio.

Risk Factors, page 217

6. You disclose that your ultimate holding company, The Royal Bank of Scotland Group plc, its subsidiary and associated undertakings, and you and your own subsidiary and associated undertakings are and may be subject to litigation and regulatory investigations that may have a material impact on your business, including sanctions-related investigations. Cuba, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include specific disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. In this regard, we note publicly-available information indicating that you have a correspondent banking relationship with Mashreq Bank, which operates in Sudan. Your response should describe any funds, services, or support you have provided to Cuba, Sudan, and

Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

7. Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, Staci Shannon, Staff Accountant, at (202) 551-3374, or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief